Via EDGAR

December 30, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	ANN INC.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed March 8, 2013
File No. 001-10738

Dear Ms. Jenkins:

We have received your comment letter dated December 27, 2013 concerning the above referenced Form 10-K. The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response. We respectfully request an extension of an additional 10 business days to allow for the appropriate amount of time and resources to consider the Staff’s comments and submit our response, given the travel schedules of several of the executives who will be involved in preparing our response. We intend to provide our response to the comment letter no later than January 27, 2014.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s consideration of this request and look forward to the opportunity to work with you. Should you have any questions, please call me directly at 212-541-3547.

Sincerely,

/s/ Michael J. Nicholson

Michael J. Nicholson

Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:	Suying Li, Division of Corporation Finance, SEC
Rufus Decker, Division of Corporation Finance, SEC